EXHIBIT F-1

FIRST ENERGY METALS LIMITED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2022, 2021 AND 2020

(Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of First Energy Metals Limited,

Opinion on the Financial Statements

We have audited the accompanying financial statements of First Energy Metals Limited (the “Company”), which comprise the statements of financial position as at March 31, 2022 and 2021 and the statements of loss and comprehensive loss, changes in equity and cash flows for each of the years in the three year period ended March 31, 2022, and a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2022 and 2021 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Exploration and Evaluation Assets – Assessment of Whether Indicators of Impairment Exist

As described in Note 5 to the financial statements, the Company holds the rights to several exploration stage exploration and evaluation assets, which are the Company’s primary non-current assets. Note 2(d) to the financial statements explains that the Company capitalizes acquisition costs incurred in acquiring these exploration and evaluation assets. At the end of each reporting period, as discussed in Note 3(c), the carrying amounts of the Company’s exploration and evaluation assets are reviewed under IFRS 6 – Exploration and Evaluation of Mineral Resources to determine whether there is any indication that these assets are impaired.

Management considered the following factors to determine whether or not an indicator of impairment exists: (i) whether the period for which the Company has the right to explore its projects has expired or will expire in the near future; (ii) further exploration on its project(s) is neither budgeted nor planned; (iii) whether exploration activities to date have led to the discovery of commercially viable quantities of mineral resources; and (iv) whether there is sufficient data that indicates the carrying amount of the Company’s exploration and evaluation assets are unlikely to be recovered in full from successful development and/or sale. Of the factors that must be considered, the judgments associated with the Company’s ability and options to develop its projects and the impact of the Company’s market capitalization relative to the carrying value of its net assets are the most subjective. Auditing these judgments required a high degree of subjectivity in applying audit procedures and in evaluating the results of those procedures. This resulted in an increased extent of audit effort.

The principal considerations for our determination that the assessment of potential impairment is a critical audit matter are:

(i) materiality of the aggregate amounts involved in respect to quantum; (ii) the degree of judgment required by management when assessing the recoverability of deferred acquisition costs; and (iii) the required extent of auditor judgment, subjectivity, and effort in performing procedures to evaluate management’s assessment.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the financial statements. These procedures also included, among others, (i) obtaining and evaluating management’s assessment for determining whether an indicator of impairment exists; (ii) testing the completeness and accuracy of underlying data used in management’s assessment and evaluating the reasonableness of the significant estimates and assumptions used by management; and (iii) considering whether the financial statements fairly disclosed the inherent uncertainties applicable to the recoverability of deferred exploration and evaluation asset costs.

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, Canada

July 27, 2022

We have served as the Company’s auditor since 2017.

FIRST ENERGY METALS LIMITED Statements of Financial Position (Expressed in Canadian dollars)

		March 31,	March 31,
	Note	2022	2021
ASSETS
Current Assets
Cash	10	$111,486	$2,158,688
Amounts receivable and prepaid expenses	4	776,453	123,882
Total Current Assets		887,939	2,282,570
Non-current Assets
Reclamation deposits		11,000	11,000
Exploration and evaluation assets	5	6,004,875	886,125
Total Non-current Assets		6,015,875	897,125
Total Assets		$6,903,814	$3,179,695
LIABILITIES
Current Liabilities Accounts payable and accrued liabilities	6	$262,798	$383,962
Due to related parties	7	36,923	90,365
Flow-through share premium liability	8, 12	129,208	230,000
Total Liabilities		428,929	704,327
SHAREHOLDERS’ EQUITY
Share capital	8	45,943,854	38,712,936
Warrants reserve		2,471,579	1,586,508
Share subscriptions		19,134	76,734
Share-based payments reserve	8	1,833,998	1,201,548
Deficit		(43,793,680)	(39,102,358)
Total Shareholders’ Equity		6,474,885	2,475,368
Total Liabilities and Shareholders’ Equity		$6,903,814	$3,179,695
Nature of operations	1
Subsequent events	13

Approved and authorized for issue on behalf of the board of directors on July 27, 2022 by:

/s/ Gurminder Sangha	/s/ Jurgen Wolf
Director	Director

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED Statements of Loss and Comprehensive Loss (Expressed in Canadian dollars)

		For the years ended March 31,

	Note	2022	2021	2020
Expenses
Consultants and directors fees	7	$127,833	$353,751	$273,500
Exploration and evaluation costs	5, 7	1,609,121	246,101	3,028
General and administrative		16,476	12,245	12,205
Investor relations		988,025	198,012	-
Professional fees		87,168	60,370	40,251
Salaries, fees and benefits	7	188,021	146,500	70,000
Shareholder communications		763,095	289,024	21,799
Share-based payments	7	632,450	990,321	-
Loss Before Other Items		(4,412,189)	(2,296,324)	(420,783)
Other Items
Interest income		156	38	154
Flow-through recovery	12	200,961	-	-
Write-down of exploration and evaluation assets	5	(480,250)	(163,375)	(27,000)
Total Other Income		(279,133)	(163,337)	(26,846)
Net Loss and Comprehensive Loss for the Year		$(4,691,322)	$(2,459,661)	$(447,629)
Loss per Common Share, Basic and Diluted		$(0.07)	$(0.07)	$(0.03)
Weighted Average Number of Shares Outstanding – Basic and Diluted		63,040,671	35,065,269	17,631,003

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED

Statements of Changes in Equity

(Expressed in Canadian dollars)

		Common Shares
		Without Par Value
					Share	Share-based
	Note			Warrants	Subscription	Payments		Total Equity
		Shares	Amount	Reserve	(Receivable)	Reserve	Deficit	(Deficiency)
Balance, March 31, 2019		17,631,003	$35,713,325	$446,899	$24,950	$211,227	$(36,195,068)	$201,333
Warrants exercised	8	750,000	132,532	(42,532)	(90,000)	-	-	-
Shares issued for exploration and evaluation assets	8	1,250,000	75,000	-	-	-	-	75,000
Private placements	8	10,000,000	500,000	-	(175,000)	-	-	325,000
Fair value of warrants from private placement	8	-	(162,298)	162,298	-	-	-	-
Share issue costs	8	-	(7,405)	-	-	-	-	(7,405)
Net loss for the year		-	-	-	-	-	(447,629)	(447,629)
Balance, March 31, 2020		29,631,003	$36,251,154	$566,665	$(240,050)	$211,227	$(36,642,697)	$146,299
Warrants exercised	8	6,466,667	1,308,317	(228,317)	35,200	-	-	1,115,200
Shares issued for exploration and evaluation assets	8	3,825,000	679,500	-	-	-	-	679,500
Private placements	8	9,600,000	1,920,000	-	240,050	-	-	2,160,050
Fair value of warrants from private placement	8	-	(1,184,815)	1,184,815	-	-	-	-
Share issue costs	8	-	(261,220)	63,345	41,534	-	-	(156,341)
Share-based payments	8	-	-	-	-	990,321	-	990,321
Net loss for the year		-	-	-	-	-	(2,459,661)	(2,459,661)
Balance, March 31, 2021		49,522,670	$38,712,936	$1,586,508	$76,734	$1,201,548	$(39,102,358)	$2,475,368
Warrants exercised	8	232,000	60,350	(11,150)	(35,200)	-	-	14,000
Shares issued for exploration and evaluation assets	8	16,800,000	5,027,000	-	-	-	-	5,027,000
Private placements	8	11,486,063	3,099,831	-	-	-	-	3,099,831
Fair value of warrants from private placement	8		(880,124)	880,124	-	-	-	-
Share issue costs	8	198,161	(76,139)	16,097	(22,400)	-	-	(82,442)
Share-based payments	8	-	-	-	-	632,450	-	632,450
Net loss for the year		-	-	-	-	-	(4,691,322)	(4,691,322)
Balance, March 31, 2022		78,238,894	$45,943,854	$2,471,579	$19,134	$1,833,998	$(43,793,680)	$6,474,885

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED

Statements of Cash Flows

(Expressed in Canadian dollars)

	For the years ended March 31,
	2022	2021	2020
Cash provided by (used in):
Operations
Net loss for the year	$(4,691,322)	$(2,459,661)	$(447,629)
Items not involving cash:
Share-based payments	632,450	990,321	-
Write-down of exploration and evaluation assets	480,250	163,375	27,000
Flow-through recovery	(200,961)	-	-
Changes in non-cash operating assets and liabilities:
Amounts receivable and prepaid expenses	(652,571)	(116,842)	8,984
Accounts payable and accrued liabilities	(18,164)	189,869	89,184
Due to related parties	(53,442)	39,649	3,865
Cash used in operating activities	(4,503,760)	(1,193,289)	(318,596)
Investing activities
Acquisition of exploration & evaluation assets	(675,000)	(220,171)	-
Cash used in investing activities	(675,000)	(220,171)	-
Financing activities
Proceeds from financing	3,200,000	2,390,050	325,000
Share issue costs	(82,442)	(156,341)	-
Proceeds from exercise of warrants	14,000	1,115,200	-
Cash provided from financing activities	3,131,558	3,348,909	325,000
Increase (decrease) in cash during the year	(2,047,202)	1,935,449	6,404
Cash, beginning of the year	2,158,688	223,239	216,835
Cash, end of the year	$111,486	$2,158,688	$223,239
Supplemental information:
Shares issued for exploration and evaluation assets	$5,027,000	$679,500	$75,000
Fair value of warrants issued in connection with financing	$880,124	$1,248,160	$162,298
Fair value of shares issued to finders	$19,134	$41,534	$-
Fair value of warrants exercised	$11,150	$228,317	$-
Exploration and evaluation assets in accounts payable	$18,000	$121,000	$-
Write-down of accrued exploration and evalution
acquisition costs included in accounts payable	$121,000	$-	$-

The accompanying notes are an integral part of these financial statements.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

1.	Nature of Operations and Going Concern

First Energy Metals Limited (“First Energy” or the “Company”) was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia, and its principal business activity is the exploration of mineral properties in Canada.

The Company’s head office and principal address is Suite 2421 – 1055 West Georgia Street, Vancouver, B.C., Canada, V6E 3P3. The Company’s registered and records office is 25th Floor-700 West Georgia Street, Vancouver, B.C., Canada, V7Y 1B3.

In March 2020, the World Health Organization declared coronavirus COVID-19, a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, have adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. To date, the Company has not experienced any significant impact to its business, results of operations, financial position and cash flows as result of the pandemic. However, it is not possible for the Company to predict the duration or magnitude of the adverse results of the pandemic and its impact on the Company’s future business or results of operations.

The Company will need to raise sufficient funds as the Company’s current assets are not sufficient to finance its operations and administrative expenses. The Company is evaluating financing options including, but not limited to, the issuance of additional equity and debt. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the Company’s performance (as measured by numerous factors including the progress and results of its projects), the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. In addition to evaluating financing options, the Company has also implemented cost savings measures.

The COVID-19 pandemic also creates uncertainty in respect to global economic and market conditions however its specific, identifiable impact on the Company has not, to date, been material. Future developments in the course of the pandemic could negatively impact the Company’s operations, however such future outcomes cannot currently be predicted beyond those expected to affect society as a whole. Like all entities and individuals, the Company is subject to the COVID-19- related restrictions and mandates instituted by the government of British Columbia, and continues to comply with all such requirements in the context of its continuing operations.

2.	Significant Accounting Policies

(a)	Statement of Compliance

These financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 1, Presentation of Financial Statements (“IAS 1”) as issued by the International Accounting Standards Board (“IASB”). The policies applied in these financial statements are based on International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and outstanding as at July 27, 2022, the date the board of directors approved these financial statements for issue.

(b)	Basis of Measurement and Presentation

These financial statements have been prepared using the historical cost convention using the accrual basis of accounting except for some financial instruments, which have been measured at fair value. In the opinion of management, all adjustments (including normal recurring accruals) considered necessary for a fair presentation have been included.

(c)	Cash

Cash consists of cash held in bank accounts. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents to the extent the funds are not being held for investment purposes.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(d)	Exploration and Evaluation Assets

Exploration and evaluation acquisition costs are considered assets and capitalized at cost. When shares are issued as consideration for exploration and evaluation asset costs, they are valued at the closing share price on the date of issuance. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment. When the technical and commercial viability of a mineral interest has been demonstrated and a development decision has been made, accumulated expenses will be tested for impairment before they are reclassified to assets and amortized on a unit of production basis over the useful life of the ore body following commencement of commercial production.

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Mineral property exploration and evaluation expenditures are expensed until the property reaches the development stage.

The recoverability of the amounts capitalized for exploration and evaluation assets is dependent upon the determination of economically recoverable mineral deposits, confirmation of the Company’s interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof. If it is determined that exploration and evaluation assets are not recoverable, the property is abandoned, or management has determined an impairment in value, the property is written down to its estimated recoverable amount.

Refer to note 3(c).

(e)	Financial Instruments and Risk Management

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as fair value through profit or loss (“FVPL”), directly attributable transaction costs. Financial instruments are recognized when the Company become party to the contracts that give rise to them and are classified as amortized cost, fair value through profit or loss or fair value through other comprehensive income, as appropriate.

The Company considers whether a contract contains an embedded derivative when the entity first becomes a party to it. The embedded derivatives are separated from the host contract if the host contract is not measured at fair value through profit or loss and when the economic characteristics and risks are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading and financial assets not designated upon initial recognition as amortized cost or fair value through other comprehensive income (“FVOCI”). A financial asset is classified in this category principally for the purpose of selling in the short term, or if so designated by management. Transaction costs are expensed as incurred. On initial recognition, a financial asset that otherwise meets the requirements to be measured at amortized cost or FVOCI may be irrevocably designated as FVPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. Financial assets measured at FVPL are measured at fair value with changes in fair value recognized in profit or loss.

Financial assets at FVOCI

On initial recognition of an equity investment that is not held for trading, an irrevocable election is available to measure the investment at fair value upon initial recognition plus directly attributable transaction costs and at each period end, changes in fair value are recognized in other comprehensive income (“OCI”) with no reclassification to profit or loss. The election is available on an investment-by-investment basis.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(e)	Financial Instruments and Risk Management (continued)

Financial assets at amortized cost

A financial asset is measured at amortized cost if it is held within a business model whose objective is to hold assets to collect contractual cash flows and its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, and is not designated as FVPL. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Cash, other receivables and certain other assets are classified as and measured at amortized cost.

Financial liabilities

Financial liabilities, including accounts payable and accrued liabilities and finance leases are recognized initially at fair value, net of transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in net earnings when the liabilities are derecognized as well as through the amortization process. Borrowing liabilities are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date. Accounts payable and accrued liabilities and finance leases are classified as and measured at amortized cost.

Derivative instruments

Derivative instruments, including embedded derivatives, are measured at fair value on initial recognition and at each subsequent reporting period. Any gains or losses arising from changes in fair value on derivatives are recorded in profit or loss.

Fair values

The fair value of quoted investments is determined by reference to market prices at the close of business on the statement of financial position date. Where there is no active market, fair value is determined using valuation techniques. These include using recent arm’s length market transactions; reference to the current market value of another instrument which is substantially the same; discounted cash flow analysis; and, pricing models.

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy based on the degree to which the fair value is observable as follows:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

Impairment of financial assets

A loss allowance for expected credit losses is recognized in OCI for financial assets measured at amortized cost. At each balance sheet date, on a forward-looking basis, the Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The impairment model does not apply to investment in equity instruments. The expected credit losses are required to be measured through a loss allowance at an amount equal to the 12- month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date) or full lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument). A loss allowance for full lifetime expected credit losses is required for a financial instrument if the credit risk of that financial instrument has increased significantly since initial recognition. Financial instruments are exposed to credit, liquidity and market risks. Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(e)	Financial Instruments and Risk Management (continued)

Derecognition of financial assets and liabilities

A financial asset is derecognised when either the rights to receive cash flows from the asset have expired or the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party. If neither the rights to receive cash flows from the asset have expired nor the Company has transferred its rights to receive cash flows from the asset, the Company will assess whether it has relinquished control of the asset or not. If the Company does not control the asset, then derecognition is appropriate.

A financial liability is derecognised when the associated obligation is discharged or canceled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognised in profit or loss.

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of price risk: currency risk, interest rate risk and other price risk.

Liquidity risk on amounts due to creditors and amounts due to related parties were significant to the Company’s statement of financial position. The Company manages these risks by actively pursuing additional share capital issuances to settle its obligations in the normal course of its operating, investing and financing activities. The Company’s ability to raise share capital is indirectly related to changing metal prices and the price of silver and gold in particular.

(f)	Equipment

Equipment is recorded at cost and depreciated over its estimated useful life. The cost of an item includes the purchase price and directly attributable costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of operations and comprehensive loss during the financial period in which they are incurred.

Depreciation is recognized using the straight-line basis over the estimated useful lives of the various classes of equipment, ranging from three to five years. Depreciation methods, useful lives and residual values are reviewed at each financial year end and are adjusted if appropriate.

(g)	Impairment of Tangible and Intangible Assets

At the end of each reporting period, the Company’s assets are reviewed to determine whether there is any indication that the assets may be impaired. If such indication exists, the recoverable amount of the identified asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less cost to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash flows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where it is possible to estimate the recoverable amount of an individual asset, the impairment test is carried out on the asset’s cash-generating unit, which is the lowest group of assets in which the asset belongs for which there are separately identifiable cash inflows that are largely independent of the cash inflows from other assets. Each of the Company’s exploration and evaluation properties is considered to be a cash-generating unit for which impairment testing is performed.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(g)	Impairment of Tangible and Intangible Assets (continued)

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior reporting periods. A reversal of an impairment loss is recognized immediately in profit or loss.

Management’s estimates of mineral prices, recoverable reserves, and operating, capital and restoration costs are subject to certain risks and uncertainties that may affect the recoverability of exploration and evaluation assets. A mining enterprise is required to consider the conditions for impairment write-down. The conditions include significant unfavorable economic, legal regulatory, environmental, political and other factors. In addition, management’s development activities towards its planned principal operations are key factors considered as part of the ongoing assessment of the recoverability of the carrying amount of exploration and evaluation assets. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired, the capitalized costs are written down to the estimated recoverable amount. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flow to be generated from its projects.

(h)	Income Taxes

Income tax expense comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for goodwill that is not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable loss, and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, it provides a valuation allowance against that excess.

(i)	Foreign Currency Translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and its subsidiary is the Canadian dollar. The functional currency determinations were made through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the Canadian dollar are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Exchange gains and losses arising on translation are included in the statement of operations.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(j)	Share-based Payments

The Company accounts for stock options issued to directors and employees at the fair value determined on the grant date using the Black-Scholes option pricing model. The fair value of the options is recognized as an expense using the graded vesting method where the fair value of each tranche is recognized over its respective vesting period. When stock options are forfeited prior to becoming fully vested, any expense previously recorded is reversed.

Share-based payments made to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined that the fair value of the goods or services cannot be reliably measured. These payments are recorded at the date the goods and services are received.

Share purchase warrants issued are recorded at estimated fair values determined on the grant date using the Black-Scholes model. If and when the stock options or share purchase warrants are ultimately exercised, the applicable amounts of their fair values in the reserve accounts are transferred to share capital. If and when the stock options or share purchase warrants are ultimately expired, the applicable amounts of their fair values in the reserve accounts are transferred to deficit.

(k)	Share Capital

Common shares issued for non-monetary consideration are recorded at their fair value on the measurement date and classified as equity. The measurement date is defined as the earliest of the date at which the commitment for performance by the counterparty to earn the common shares is reached or the date at which the counterparty’s performance is complete.

Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

The proceeds from the issue of the units are allocated between common shares and share purchase warrants on a pro-rata basis based on the relative fair values as follows: the fair value of the common shares is based on the market closing price on the date the units are issued and fair value of the share purchase warrants is determined using the Black-Scholes option pricing model.

(l)	Earnings (Loss) per Common Share

Basic earnings (loss) per common share is calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Dilutive earnings per share reflect the potential dilution of securities that could share in the earnings of an entity. In periods where a net loss is incurred, potentially dilutive common shares are excluded from the loss per share calculation as the effect would be anti-dilutive and basic and diluted loss per common share are the same. In a profit year, under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options and share purchase warrants are used to repurchase common shares at the average price during the period.

(m)	Flow-through Shares

Share capital includes flow-through shares which is a unique Canadian tax incentive pursuant to certain provisions of the Canadian Income Tax Act. Proceeds from the issuance of flow-through shares are used to fund qualified Canadian exploration and evaluation projects and the related income tax deductions are renounced to the subscribers of the flow- through shares. The premium paid for flow-through shares in excess of the market value of the shares without flow-through features, at the time of issue, is credited to other liabilities and recognized in income at the time qualifying expenditures are incurred. The Company also recognizes a deferred tax liability with a corresponding charge in the statement of operations when the qualifying exploration and evaluation expenditures are renounced. If the Company has sufficient tax assets to offset the deferred tax liability, the liability will be offset by the recognition of a corresponding deferred tax asset and recovery of deferred income taxes through profit or loss in the reporting period.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

2.	Significant Accounting Policies (continued)

(m)	Flow-through Shares (continued)

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received but not yet expended at the end of the Company’s period is disclosed separately as flow-through expenditure commitments.

The Company may also be subject to a Part XII.6 tax on flow-through proceeds, renounced under the Look-back Rule, in accordance with Government of Canada flow-through regulations. When applicable, this tax is accrued as a financial expense until paid.

(n)	Decommissioning Liabilities

The Company is subject to various government laws and regulations relating to environmental disturbances caused by exploration and evaluation activities. The Company records the present value of the estimated costs of legal and constructive obligations required to restore the exploration sites in the period in which the obligation is incurred. The nature of the rehabilitation activities includes restoration, reclamation and re-vegetation of the affected exploration sites.

The rehabilitation provision generally arises when the environmental disturbance is subject to government laws and regulations. When the liability is recognized, the present value of the estimated costs is capitalized by increasing the carrying amount of the related mining assets. Over time, the discounted liability is increased for the changes in present value based on current market discount rates and liability specific risks. Additional environmental disturbances or changes in rehabilitation costs will be recognized as additions to the corresponding assets and rehabilitation liability in the period in which they occur.

(o)	Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

(p)	New, Amended and Future IFRS Pronouncements

Accounting standards and amendments issued but not yet adopted

IAS 16 Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is not currently applicable.

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company’s financial statements.

There are no other IFRS that are not yet effective that would be expected to have a material impact on the Company.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

3.	Critical Accounting Judgments and Estimates

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes. By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material. These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results could differ from these judgments and estimates. The more significant areas are as follows:

(a)	Share-based Payment Transactions

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them. The assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 8.

(b)	Going Concern

The assessment of the Company’s ability to raise sufficient funds to finance its exploration and administrative expenses involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(c)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets. Note 5 discloses the carrying value of such assets. The triggering events for the potential impairment of exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

•	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

•	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

•	exploration for and evaluation of mineralresources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

•	sufficient data exists to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments as to the status of each project and its future plans towards finding commercial reserves. The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and accordingly some assets are likely to become impaired in future periods.

(d)	Deferred Tax Assets

Deferred income tax asset carrying amounts depend on estimates of future taxable income and the likelihood of reversal of timing differences. Where reversals are expected, estimates of future tax rates will be used in the calculation of deferred tax asset carrying amounts. Potential tax assets were considered not to be recoverable at the current year end.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

4.	Amounts Receivable and Prepaid Expenses

	March 31, 2022	March 31, 2021
GST/HST	$35,476	$34,975
Prepayments and other receivable	740,977	88,907
Total	$776,453	$123,882

5.	Exploration and Evaluation Assets

Exploration and evaluation assets deferred to the statements of financial position at March 31, 2022 and 2021 are as follows:

	March 31, 2021	Additions	Write-off		March 31, 2022
Phyllis Cobalt	$201,750		$(201,750)	(i)	$-
Kokanee Creek	163,375	768,750	-		932,125
Scamble Mine	66,000	-	(66,000)		-
Shaw Gold	130,000	-	(130,000)		-
Titan Gold	132,500	18,000			150,500
Augustus Lithium	112,500	222,500	-		335,000
Canadian Lithium	80,000	96,250	-		176,250
Abitibi Lithium	-	1,767,000	-		1,767,000
McNeely	-	820,000	-		820,000
Bald Eagle	-	203,500	(203,500)		-
Red Lake	-	792,750	-		792,750
Falcon Lake	-	50,000	-		50,000
Electron Lithium	-	981,250	-		981,250
	$886,125	$5,720,000	$(601,250)		$6,004,875

	March 31,			March 31,
	2020	Additions	Write-off	2021
Phyllis Cobalt	$56,000	$145,750	$-	$201,750
Independence Gold	37,500	125,875	(163,375)	-
Kokanee Creek	37,500	125,875	-	163,375
Scamble Mine	-	66,000	-	66,000
Shaw Gold	-	130,000	-	130,000
Titan Gold	-	132,500	-	132,500
Augustus Lithium	-	112,500	-	112,500
Canadian Lithium	-	80,000	-	80,000
	$131,000	$918,500	$(163,375)	$886,125

(i) Included in the write-off of the Phyllis Cobalt property is $121,000 of previously accrued acquisition costs.

(a)	Bald Eagle Silver Property

The Company acquired a 100% interest in the Bald Eagle Silver property issuing 550,000 common shares on April 20, 2021. Bald Eagle is subject to a 2.0% Net Smelter Return (“NSR”) royalty of which the Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $500,000.

The Bald Eagle property is located in the Alberni Mining Division of British Columbia and consists of 3 mining claims covering 1,014 hectares.

During the year ended March 31, 2022, the Bald Eagle claims were allowed to lapse and as a result the Company has written-off all deferred costs incurred to date as it works to re-stake the claims.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(b)	Kokanee Creek and Independence Gold Properties

On March 17, 2020, the Company entered in an option agreement to acquire a 100% interest in the Kokanee Creek and Independence Gold Properties (the “Properties”). The Properties are located in British Columbia and consist of 5 claims covering 2,690 hectares.

On February 28, 2021 and again on August 13, 2021, the Company entered into amended option agreements which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the option agreement, as noted below.

Under the terms of the Properties amended option agreement, the Company has the option to acquire a 100% interest in the Kokanee Creek Property and Independence Gold Property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (paid)	10,000	Nil	Nil	Nil
December 31, 2021 (paid and issued)	35,500	2,500,000	Nil	Nil
March 31, 2022 (issued)	Nil	2,775,000	Nil	Nil

The Company issued the remaining 2,775,000 shares as of March 31, 2022, to acquire a 100% interest in the Properties.

The Properties are subject to a 2.0% NSR royalty of which the Company will have the option to reduce the NSR by 1.0% by paying $1,000,000.

During the year ended March 31, 2021, the Company announced it would not be pursuing any further exploration work on the Independence Gold property and wrote-off all deferred costs incurred to date.

(c)	Abitibi Lithium Property

On March 12, 2021, the Company entered into a purchase agreement to acquire a 100% interest in the Abitibi Lithium property (the “Abitibi Agreement”). The Abitibi Lithium property is comprised of 241 mineral claims covering approximately 12,779 hectares located in the Abitibi area of western Quebec.

Under the terms of the Abitibi Agreement, the Company acquired a 100% interest in the Abitibi Lithium property by issuing 4,100,000 common shares of the Company and by paying $250,000 on April 20, 2021. The Abitibi Lithium Property is subject to a 3% NSR royalty, which the Company will have the option to reduce the NSR by 1.0% to 2.0% by paying

$1,000,000.

(d)	Phyllis Cobalt Property

On January 29, 2018, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims (the “Phyllis Property”) covering 1,750 hectares located in the Kenora Mining District in northwestern Ontario, Canada.

On January 29, 2019, March 15, 2019 and again on December 30, 2019, the Company entered into amended option agreements (the “Phyllis Amendment Agreement”) which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Phyllis Cobalt Agreement, as noted below.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(d)	Phyllis Cobalt Property (continued)

Under the terms of the Phyllis Amendment Agreement, the Company has the option to acquire a 100% interest in the Phyllis Property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (paid and issued)	20,000	100,000	Nil	Nil
September 1, 2020(i)	35,000	150,000 (issued)	75,000 (completed)	75,000 (completed)
December 31, 2020(i)	35,000	150,000	25,000 (completed)	100,000 (completed)
June 1, 2021(i)	50,000	200,000	25,000 (completed)	125,000 (completed)
(i)	Both parties remain in active negotiations for an amendment agreement.

Under the Phyllis Amendment Agreement, the Phyllis Property is subject to a 3% NSR royalty upon commencement of commercial production. The Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $1,000,000.

During the year ended March 31, 2022, the Company wrote-off all deferred costs incurred to date as the Company continues negotiations for an amended agreement.

(e)	Red Lake Property

On September 14, 2020, the Company entered in an option agreement to acquire a 100% interest in the Red Lake Property. The Red Lake property is located in the Red Lake Mining District of Northwestern Ontario and consists of 94 mining cell claims covering 1,880 hectares in the Ball and Todd townships.

On February 28, 2021, and again on August 13, 2021, the Company entered into amended option agreements which amended the due dates for certain cash payments, share issuances and exploration expenditure requirements of the Properties Option Agreement, as noted below.

Under the terms of the amended Red Lake option agreement, the Company has the option to acquire a 100% interest in the Red Lake Property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
March 31, 2022 (issued)	Nil	2,775,000	Nil	Nil

The Company issued 2,775,000 shares as of March 31, 2022, to acquire a 100% interest in the Red Lake property.

The Red Lake property is subject to a 2.5% NSR royalty, with the Company having the option to reduce the NSR by 1% to 1.5% by paying $1,000,000.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(f)	Scramble Mine Gold Property

On June 2, 2020, the Company entered into an option agreement to acquire a 100% interest in certain mineral claims (the “Scramble Mine Gold Property”) located in the Kenora Mining District in northwestern Ontario, Canada.

Under the terms of the Scramble Mine Option Agreement, the Company has the option to acquire a 100% interest in the Scramble Mine Gold Property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (issued)	Nil	400,000	Nil	Nil
September 1, 2020 (completed)	Nil	Nil	30,000	30,000
June 2, 2021(i)	Nil	300,000	40,000	70,000
June 2, 2022	Nil	300,000	80,000	150,000
June 2, 2023	100,000	Nil	100,000	250,000

(i) Both parties remain in active negotiations for an amendment agreement. Subsequent to March 31, 2022, cash and share issuances past due remain outstanding and have not been accrued whilst the both parties negotiate an amendment.

The Scramble Mine Gold Property is subject to a 3.0% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 2.0% by paying $500,000.

During the year ended March 31, 2022, the Company wrote-off all deferred costs incurred to date, as the Company negotiates an amended agreement.

(g)	Titan Gold Property

On October 2, 2020, the Company entered into an option agreement to acquire a 100% interest in the Titan Gold Property (“Titan Gold”). Titan Gold is located in the Abitibi area of Western Quebec, Canada and is comprised of 80 mining claims covering approximately 4,402 hectares.

Under the terms of the option agreement, the Company has the option to acquire a 100% interest in the Titan Gold property by completing the following option payments, common share issuances and exploration expenditures, subject to regulatory approval:

Due Dates	Option payments ($)	Issuance of First Energy common shares
On signing (paid and issued)	12,500	600,000
October 2, 2021 (accrued)	18,000	Nil
October 2, 2022	28,000	Nil
October 2, 2023	40,000	Nil

(i) Both parties remain in active negotiations for an amended agreement. Subsequent to March 31, 2022, cash payments past due remain outstanding and additional payments under the original agreement have not been accrued whilst the both parties negotiate an amendment.

The Titan Gold property is subject to a 1.5% NSR royalty. The Company will have the option to reduce the NSR by 0.5% to 1.0% by paying $500,000.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(h)	Augustus Lithium Property

On January 18, 2021, the Company entered into an option agreement to acquire a 100% interest in the Augustus Lithium property (the “Augustus Agreement”). The Augustus Lithium property is comprised of 21 mineral claims covering approximately 937 hectares located in the Abitibi area of western Quebec.

Under the terms of the Augustus Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration expenditures ($)	Cumulative exploration expenditure ($)
On signing (paid and issued)	35,000	500,000	Nil	Nil
January 18, 2022 (paid, issued and completed)	40,000	500,000	50,000	50,000
January 18, 2023	45,000	500,000	150,000	200,000
January 18, 2024	60,000	500,000	350,000	550,000

The Augustus Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(i)	Canadian Lithium Property

On February 3, 2021, the Company entered into an option agreement to acquire a 100% interest in the Canadian Lithium property (the “Canadian Lithium Agreement”). The Canadian Lithium property is comprised of 12 mineral claims covering approximately 671 hectares located in the Landrienne Township area of Quebec.

Under the terms of the Canadian Lithium Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares
On signing (paid and issued)	15,000	325,000
February 3, 2022 (paid and issued)	20,000	250,000
February 3, 2023	25,000	300,000

The Canadian Lithium Property is subject to a 2% NSR royalty. The Company will have the option to reduce the NSR by 1.0% to 1.0% by paying $1,000,000.

(j)	McNeely Lithium Property

Pursuant to the McNeely Lithium Property purchase agreement entered on June 7, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, located in Quebec, by issuing 2,000,000 common shares and paying $250,000. The McNeely Lithium Property is subject to a 3.0% Gross Metal Royalty (“GMR”). Certain of the claims are subject to a pre-existing 1.0% NSR. The Company will have the option to purchase the NSR by paying $200,000 to the NSR holder.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

(k)	Falcon Lake Property

On January 3, 2022, the Company entered into an option agreement to acquire a 100% interest in the Falcon Lake property (the “Falcon Lake Agreement”). The Falcon Lake property is comprised of 48 mineral claims covering approximately 987 hectares located in the Thunder Bay Mining Division, Ontario.

Under the terms of the Falcon Lake Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration Expenditures ($)	Cumulative exploration expenditure ($)
On signing (paid and issued)	15,000	100,000	Nil	Nil
January 3, 2023	30,000	250,000	50,000	50,000
January 3, 2024	40,000	250,000	100,000	150,000
January 3, 2025	Nil	Nil	100,000	250,000

(l)	Electron Lithium Property

On March 2, 2022, the Company entered into a purchase agreement to acquire a 100% interest in the Electron Lithium property (the “Electron Agreement”). The Electron Lithium property is comprised of 435 mineral claims covering approximately 20,357 hectares of prospective land around the Augustus Lithium Property in western Quebec.

Under the terms of the Electron Lithium Agreement, the Company has the right to acquire a 100% interest in the Electron Lithium property by issuing an aggregate 3,750,000 common shares of the Company and by paying an aggregate $300,000, as follows:

Due Dates	Option payments ($)	Issuance of First Energy common shares
On signing (paid and issued)	100,000	3,750,000
September 2, 2022	100,000	Nil
March 2, 2023	100,000	Nil

The Electron Lithium property is subject to a 3% GMR royalty, which the Company will have the option to reduce the GMR by 1.0% to 2.0% by paying $1,000,000.

(m)	Shaw Gold Property

On September 18, 2020, the Company entered into an option agreement with Gravel Ridge Resources Ltd. to acquire a 100% interest in the Shaw Gold Property (“Shaw Gold”). Shaw Gold is located in Timmins Area Ontario, Canada and is comprised of 18 claims covering approximately 693 hectares in the Shaw, Eldorado and Whitney Townships near Timmins, Ontario.

During the year ended March 31, 2022, the Company decided it would not be pursuing any further exploration work on the Shaw Gold property and as a result has written-off all deferred costs incurred to date.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

5.	Exploration and Evaluation Assets (continued)

Exploration and evaluation expenditures recorded in the statements of loss and comprehensive loss for the year ended March 31, 2022, 2021 and 2020 are as follows:

Year ended March 31, 2022	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2022
British Columbia
Kookanee Creek	$ -	$ -	$ 17,000	$ 47,500	$ 10,000	$ -	$ 74,500
Ontario
Phyllis Cobalt	9,797	11,250	-	-	-	-	21,047
Quebec
Titan Gold	-	-	-	75	-	-	75
Augustus Lithium	115,584	822,454	208,742	280,223	73,665	1,593	1,502,261
General Exploration	-	-	-	11,238	-	-	11,238
Total	$ 125,381	$ 833,704	$ 225,742	$ 339,036	$ 83,665	$ 1,593	$1,609,121

Year ended March 31, 2021	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2021
British Columbia
Kookanee Creek	$ 5,000	$ -	$ 11,600	$ 17,500	$ 13,520	$ 1,200	$ 48,820
Ontario
Scramble Mine Gold	6,472	-	3,169	34,826	4,762	-	49,229
Shaw Gold	-	-	713	-	-	-	713
Quebec
Titan Gold	-	3,200	-	2,700	44,737	-	50,637
Augustus Lithium	4,163	-	9,331	30,450	24,408	-	68,352
Canadian Lithium	-	-	-	3,500	11,250	-	14,750
General Exploration	-	-	4,100	9,500	-	-	13,600
Total	$ 15,635	$ 3,200	$ 28,913	$ 98,476	$ 98,677	$ 1,200	$ 246,101

Year ended March 31, 2020	Assay and sampling	Drilling and mobilization	Field expenditures	Geological Consulting	Geological and Technical Services	Land claims and property taxes	Total March 31, 2020
British Columbia
Kootenay Lithium	$ -	$ -	$ -	$ -	$ -	$ 3,028	$ 3,028
Total	$ -	$ -	$ -	$ -	$ -	$ 3,028	$ 3,028

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

6.	Accounts Payable and Accrued Liabilities

	March 31, 2022	March 31, 2021
Trade and other payables	$225,798	$247,687
Accrued liabilities	37,000	136,275
Totals	$262,798	$383,962

7.	Related Party Transactions and Balances

Remuneration of directors and key management personnel of the Company for the years ended March 31, 2022, 2021 and 2020 were as follows:

	For the years ended March 31,
	2022	2021	2020
Consulting fees charged by directors of the Company	$52,000	$13,500	$1,000
Exploration consulting fees charged by directors	12,000	-	-
Salaries, fees and benefits	188,021	148,000	70,000
Share-based payments	-	292,472	-

Related party balances as at March 31, 2022 and 2021 were as follows:

	March 31, 2022	March 31, 2021
Amounts due to directors and officers of the Company	$5,723	$71,665
Amounts due to companies controlled by directors and officers	31,200	18,700
Total	$36,923	$90,365

The directors’ and officers’ balances also include fees and expenses owing to directors and officers incurred in the normal course of business.

8.	Share Capital

(a)	Authorized - Unlimited number of common shares without par value.

(b)	Issued share capital

The Company had 78,238,894 common shares issued and outstanding as at March 31, 2022 and 49,522,670 common shares issued and outstanding as at March 31, 2021.

Fiscal 2022

i)	During fiscal year 2022, the Company issued 232,000 common shares pursuant to the exercise of share purchase warrants for total proceeds of $49,200 ($35,200 received during fiscal year 2021). Fair value of the warrants exercised was $11,150.

ii)	On April 20, 2021, in connection with the private placement closed on March 4, 2021, the Company issued 198,161 common shares valued at $41,534 pursuant to a finder’s agreement;

iii)	On April 20, 2021, the Company issued 4,100,000 common shares valued at $1,517,000, pursuant to the purchase agreement, to acquire a 100% interest in the Abitibi Lithium Property (see Note 5);

iv)	On April 20, 2021, the Company issued 550,000 common shares valued at $203,500, pursuant to the Bald Eagle Silver Property purchase agreement (see Note 5);

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

8.	Share Capital (continued)

(b)	Issued share capital (continued)

v)	On June 3, 2021, the Company closed a non-brokered private placement for aggregate gross proceeds of $1,000,000 through the issuance of 2,003,376 flow-through units (“FT Units”) at $0.385 per FT Unit for proceeds of $771,300 and through the issuance of 682,687 non-flow through units (“NFT Units”) at $0.335 per NFT Unit for gross proceeds of $228,700. Each FT Unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitles the holder to purchase one common share at a price of $0.45 for a period of two years from the issue date. Each NFT Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of two years from the issue date. The Company recognized a liability for flow-through shares of $100,169 (see Note 12). The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.32%, volatility factor of 231.77% and an expected life of two years. Share issue costs were $67,727, which include a finder’s fee of $64,384 in cash and the issuance of 105,169 finder’s units fair valued at $35,232 using the Black-Scholes pricing model as above and $3,343 in other share issue costs. As at March 31, 2022 the shares issuable under the finder’s units had not been issued and are included in share subscriptions;

vi)	On June 9, 2021, the Company acquired a 100% interest in the McNeely Lithium Property, by issuing 2,000,000 common shares valued at $570,000, pursuant to the McNeely Lithium Property purchase agreement (see Note 5);

vii)	On November 26, 2021, the Company closed a non-brokered private placement for aggregate proceeds of $2,200,000 from the sale 8,800,000 units at a price of $0.25 cents per unit (the “Unit”). Each Unit consists of one common share and one fully transferable common share purchase warrant (a “Warrant”). Each Warrant will entitle the holder to purchase an additional common share for a price of $0.50 per share for a period of one year from the closing date of the private placement. The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.90%, volatility factor of 132.01% and an expected life of one year. Share issue costs were $14,715, which include a finder’s fee of $13,750 in cash and $965 in other share issue costs;

viii)	During the period from December 2021 to January 2022, the Company issued 2,775,000 common shares valued at $ 768,750, pursuant to the purchase agreement, to acquire a 100% interest in the Kokanee Creek Property (see Note 5);

ix)	During the period from December 2021 to January 2022, the Company issued 2,775,000 common shares valued at $ 792,750, pursuant to the purchase agreement, to acquire a 100% interest in the Red Lake Property (see Note 5);

x)	On January 7, 2022, the Company issued 100,000 common shares valued at $35,000, pursuant to the option agreement, towards acquiring a 100% interest in the Falcon Property (see Note 5);

xi)	On January 18, 2022, the Company issued 500,000 common shares valued at $182,500, pursuant to the option agreement, towards acquiring a 100% interest in the Augustus Lithium Property (see Note 5);

xii)	On February 9, 2022, the Company issued 250,000 common shares valued at $76,250, pursuant to the option agreement, towards acquiring a 100% interest in the Canadian Lithium Property (see Note 5); and

xiii)	On March 2, 2022, the Company issued 3,750,000 common shares valued at $881,250, pursuant to the option agreement, towards acquiring a 100% interest in the Electron Lithium Property (see Note 5).

Fiscal 2021

i)	During fiscal year 2021, the Company issued 6,466,667 common shares pursuant to the exercise of share purchase warrants for total proceeds of $1,080,000. Fair value of the warrants exercised was $228,317;

ii)	On August 5, 2020, the Company issued 1,250,000 common shares valued at $206,250 pursuant to the Kokanee Creek and Independence Agreement towards acquiring a 100% interest in the Kokanee Creek and Independence Properties (see Note 5);

iii)	On August 5, 2020, the Company issued 150,000 common shares valued at $24,750 pursuant to the Phyllis Property Agreement towards acquiring a 100% interest in the Phyllis Cobalt Property (see Note 5);

iv)	On August 5, 2020, the Company issued 400,000 common shares valued at $66,000 pursuant to the Scramble Mine Property Agreement towards acquiring a 100% interest in the Scramble Mine Property (see Note 5);

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

8.	Share Capital (continued)

(b)	Issued share capital (continued)

v)	On October 21, 2020, the Company issued 600,000 common shares valued at $120,000 pursuant to the Titan Gold Property Agreement towards acquiring a 100% interest in the Titan Property (see Note 5);

vi)	On October 21, 2020, the Company issued 600,000 common shares valued at $120,000 pursuant to the Shaw Gold Property Agreement towards acquiring a 100% interest in the Shaw Gold Property (see Note 5);

vii)	On December 31, 2020, the Company closed the first tranche of a non-brokered private placement, consisting of 1,000,000 flow-through Units (“FT Units”) for gross proceeds of $250,000. Each FT Unit consists of one flow- through common share at a price of $0.25 per FT share and one non-flow-through common share purchase warrant. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of three years from the issue date. The Company recognized a liability for flow-through shares of $50,000 (see Note 12). The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk- free interest rate of 0.25%, volatility factor of 258.9% and an expected life of three years;

viii)	On January 19, 2021, the Company issued 500,000 common shares valued at $77,500 pursuant to the Augustus Lithium Property Agreement towards acquiring a 100% interest in the Augustus Lithium Property (see Note 5);

ix)	On January 27, 2021, the Company closed the second and final tranche of balance a non-brokered private placement, consisting of 400,000 flow-through Units (“FT Units”) and 1,250,000 non-flow through units (“NFT Units”) for gross proceeds of $350,000. Each FT Unit consists of one flow-through common share at a price of $0.25 per FT share and one non-flow-through common share purchase warrant. Each NFT Unit consists of one common share and one common share purchase warrant at a price of $0.20 per NFT Unit. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of three years from the issue date. The Company recognized a liability for flow- through shares of $20,000 (see Note 12). The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.19%, volatility factor of 257.38% and an expected life of three years. The Company also paid finder’s fees of $19,974 cash and issued 70,000 finder options fair valued at $9,474 using the Black-Scholes pricing model as above;

x)	On February 5, 2021, the Company issued 325,000 common shares valued at $65,00 pursuant to the Canadian Lithium Property Agreement towards acquiring a 100% interest in the Canadian Lithium Property (see Note 5); and

xi)	On March 4, 2021, the Company closed a non-brokered private placement, consisting of 4,000,000 flow-through units (“FT Units”) and 2,950,000 non-flow through units (“NFT Units”) for gross proceeds of $1,550,000. Each FT Unit consists of one flow-through common share at a price of $0.24 per FT share and one non-flow-through common share purchase warrant. Each NFT Unit consists of one common share and one common share purchase warrant at a price of $0.20 per NFT Unit. Each warrant entitles the holder to purchase one common share at a price of $0.40 for a period of two years from the issue date. The Company recognized a liability for flow-through shares of $160,000 (see Note 12). The share purchase warrants were valued using the Black-Scholes pricing model with the following assumptions: weighted average risk-free interest rate of 0.22%, volatility factor of 243.36% and an expected life of two years. The Company also paid finder’s fees consisting of $107,957 cash, issued 51,500 finder warrants fair valued at $16,140 using the Black-Scholes pricing model as above and issuing 198,161 finder units fair valued at $79,264 using the Black-Scholes pricing model as above.

(c)	Stock Options

The Company has a shareholder approved “rolling” stock option plan (the “Plan”) in compliance with the TSX-V’s policies. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the discounted market price of the Company’s stock at the date of grant. Such options will be exercisable for a period of up to 10 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not, within a twelve-month period, exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all technical consultants will not exceed, within a twelve- month period, two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

8.	Share Capital (continued)

(c)	Stock Options (continued)

The continuity for stock options for the years ended March 31, 2022, 2021 and 2020 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, fully vested and exercisable at March 31, 2019	-	-
Balance, fully vested and exercisable at March 31, 2020	-	-
Granted	3,940,000	$0.26
Balance, fully vested and exercisable at March 31, 2021	3,940,000	$0.26
Granted	2,740,000	$0.33
Balance, fully vested and exercisable at March 31, 2022	6,680,000	$0.29

As at March 31, 2022, the following stock options were outstanding:

Expiry Date	Number Outstanding	Number Exercisable	Weighted average exercise price	Average Remaining Contractual Life
February 9, 2026	2,640,000	2,640,000	$0.21	3.87
Febraury 11, 2026	1,300,000	1,300,000	$0.35	3.88
May 14, 2026	850,000	850,000	$0.35	4.13
July 13, 2026	900,000	900,000	$0.25	4.29
January 5, 2023	750,000	-	$0.40	0.77
January 6, 2027	240,000	-	$0.35	4.78
	6,680,000	5,690,000	$0.29	3.65

(d)	Share Purchase Warrants

The continuity for share purchase warrants for the years ended March 31, 2022, 2021 and 2020 is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, March 31, 2019	3,555,556	$0.12
Issued	8,000,000	$0.20
Exercised	(750,000)	$0.12
Balance, March 31, 2020	10,805,556	$0.18
Expired	(4,162,889)	$0.20
Issued	9,919,661	$0.40
Exercised	(6,466,667)	$0.17
Balance, March 31, 2021	10,095,661	$0.40
Issued	10,589,545	$0.49
Exercised	(232,000)	$0.21
Balance, March 31, 2022	20,453,206	$0.45

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

8.	Share Capital (continued)

(d)	Share Purchase Warrants (continued)

As at March 31, 2022, the following share purchase warrants issued in connection with private placements were outstanding:

Expiry date	Exercise price	Number Outstanding and Exercisable	Average Remaining Contractual Life
December 31, 2023	$0.40	1,000,000	1.76
December 31, 2023	$0.25	14,000	1.76
January 27, 2024	$0.40	1,650,000	1.83
March 4, 2023	$0.40	7,199,661	0.93
June 3, 2023	$0.40	787,857	1.20
June 3, 2023	$0.45	1,001,688	1.20
November 26, 2022	$0.50	8,800,000	0.66
	$0.45	20,453,206	0.95

(e)	Share-Based Payments Reserve

The share-based payment reserve records items recognized as stock-based compensation expense and other share-based payments. This reserve also includes the value attributed to warrants on unit private placements. At the time that the stock options or warrants are exercised, the corresponding amount will be transferred to share capital.

The fair value of each option granted to employees, officers, and directors was estimated on the date of grant using the Black-Scholes option-pricing model.

Fiscal 2022

On May 14, 2021, the Company granted 850,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.35 per share, expiring on May 14, 2026. The fair value of these options was $276,997 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.94%, volatility factor of 224% and an expected life of five years.

On July 13, 2021, the Company granted 900,000 incentive stock options to consultants and all of which vested at the date of grant. The options are exercisable at $0.25 per share, expiring on July 13, 2026. The fair value of these options was

$168,437 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.95%, volatility factor of 221% and an expected life of five years.

On January 5, 2022, the Company granted 750,000 incentive stock options to consultants and all of which vested at the date of grant. The options are exercisable at $0.40 per share, expiring on January 5, 2023. The fair value of these options was

$107,899 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 1.01%, volatility factor of 142% and an expected life of one year.

On January 6, 2022, the Company granted 240,000 incentive stock options to consultants and all of which vested at the date of grant. The options are exercisable at $0.35 per share, expiring on January 6, 2027. The fair value of these options was

$79,117 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 1.41%, volatility factor of 215% and an expected life of five years.

Fiscal 2021

On February 9, 2021, the Company granted 2,640,000 incentive stock options to directors, officers and consultants and all of which vested at the date of grant. The options are exercisable at $0.21 per share, expiring on February 9, 2025. The fair value of these options was $549,565 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.49%, volatility factor of 234% and an expected life of five years.

On February 11, 2021, the Company granted 1,300,000 incentive stock options to directors, officers and consultants and all

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

8.	Share Capital (continued)

(e)	Share-Based Payments Reserve (continued)

of which vested at the date of grant. The options are exercisable at $0.35 per share, expiring on February 11, 2025. The fair value of these options was $440,765 and was calculated using the Black-Scholes pricing model, based on the following assumptions: weighted average risk-free interest rate of 0.48%, volatility factor of 234% and an expected life of five years.

9.	Segmented Information

The Company operates in one business segment being the acquisition and exploration of exploration and evaluation assets and operates in one geographic segment being Canada. The total assets relate to exploration and evaluation assets and have been disclosed in Note 5.

10.	Financial Instruments and Risk Management Fair Value

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following provides the valuation method of the Company’s financial instruments as at March 31, 2022 and 2021:

		As at March 31,
	Level	2022	2021
Cash	1	$111,486	$2,158,688
Reclamation deposits	1	$11,000	$11,000
Financial liabilities	1	$299,721	$474,327

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.

Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining a sufficient cash balance. As at March 31, 2022, the Company had cash of $111,486 to settle current liabilities of $299,721. Further information relating to liquidity risk is disclosed in Note 1.

Interest Rate Risk

The Company has no significant exposure at March 31, 2022, to interest rate risk through its financial instruments.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments that potentially subject the Company to credit risk consist of cash, short-term investment, reclamation bonds and amounts receivable. The carrying amount of financial assets recorded in the consolidated financial statements, net of any allowances for losses, represents the maximum exposure to credit risk.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

10.	Financial Instruments and Risk Management (continued)

Credit Risk (continued)

The Company deposits its cash with a high credit quality major Canadian financial institution as determined by ratings agencies. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. The Company historically has not had difficulty collecting its amounts receivable.

Currency Risk

The Company has no significant exposure at March 31, 2022, to currency risk through its financial instruments.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk. In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return. Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.

There were no transfers from levels or change in the fair value measurements of financial instruments for the years ended March 31, 2022 and 2021.

11.	Management of Capital

The Company primarily considers shareholders’ equity in the management of its capital. The Company manages its capital structure and makes adjustments to it based on funds available to the Company, in order to support exploration and development of mineral properties. The Board of Directors has not established quantitative capital structure criteria management but will review on a regular basis the capital structure of the Company to ensure its appropriateness to the stage of development of the business.

The Company’s objectives when managing capital are:

•	To maintain and safeguard its accumulated capital in order to provide an adequate return to shareholders by maintaining sufficient level of funds, to support continued evaluation and maintenance of the Company’s existing properties, and to acquire, explore and develop other precious metals, base metals and industrial mineral deposits;

•	To invest cash on hand in highly liquid and highly rated financial instruments with high credit quality issuers, thereby minimizing the risk and loss of principal; and

•	To obtain the necessary financing if and when it is required.

The properties in which the Company currently holds an interest are in the exploration stage and the Company is dependent on external financing to explore and take the project to development. In order to carry out planned exploration and development and pay for administrative costs, the Company will spend its existing working capital and attempt to raise additional amounts as needed.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

In order to facilitate the management of capital and development of its mineral properties, the Company’s management informs the Board of Directors as to the quantum of expenditures for review and approval prior to commencement of work. In addition, the Company may issue new equity, incur additional debt, enter into joint venture agreements or dispose of certain assets. When applicable, the Company’s investment policy is to hold cash in interest bearing accounts at high credit quality financial institutions to maximize liquidity. In order to maximize ongoing development efforts, the Company does not pay dividends. The Company expects to continue to raise funds, from time to time, to continue meeting its capital management objectives.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

11.	Management of Capital (continued)

There were no changes in the Company’s approach to capital management during the year ended March 31, 2022, compared to the year ended to March 31, 2021. The Company is not subject to externally imposed capital requirements. Further information relating to management of capital is disclosed in Note 1.

12.	Income Taxes

The income taxes shown in the statements of operations differ from the amounts obtained by applying statutory rates to net income/loss before income taxes due to the following:

	2022	2021	2020
Net loss (income) for the year	$4,691,000	$2,460,000	$448,000
Statutory tax rate	27%	27%	27%
Expected income tax recovery (Decrease) increase to income tax recovery due to:	1,267,000	664,000	121,000
Non-deductible permanent differences	(577,000)	(336,000)	(8,000)
Change in tax assets not recognized	(690,000)	(328,000)	(113,000)
Income tax recovery	$-	$-	$-

The significant components of the Company’s deferred tax assets are as follows:

	March 31, 2022	March 31, 2021
Mineral property interests	$2,385,000	$2,181,000
Equipment	97,000	97,000
Operating losses carried forward	3,697,000	3,095,000
Capital losses and other	960,000	953,000
Total deferred tax assets	7,139,000	6,326,000
Deferred tax assets not recognized	(7,139,000)	(6,326,000)
	$-	$-

The Company’s unrecognized deductible temporary differences and unused tax losses consist of the following:

	March 31, 2022	March 31, 2021
Mineral property interests	$8,833,000	$8,079,000
Equipment	360,000	360,000
Operating losses carried forward	13,691,000	11,463,000
Capital losses and other	3,555,000	3,530,000
Unrecognized deductible temporary differences	$26,439,000	$23,432,000

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

12.	Income Taxes (continued)

The realization of income tax benefits related to these deferred potential tax deductions is uncertain and cannot be viewed as more likely than not. Accordingly, no deferred income tax assets have been recognized for accounting purposes. The Company has Canadian non-capital losses carried forward of $13,691,000 that may be available for tax purposes. The losses expire as follows:

Expiry date	$
2027	618,000
2028	928,000
2029	908,000
2030	706,000
2031	1,704,000
2032	1,339,000
2033	1,092,000
2034	879,000
2035	530,000
2036	196,000
2037	233,000
2038	271,000
2039	530,000
2040	428,000
2041	1,101,000
2042	2,228,000
Total	13,691,000

Liability and Income Tax Effect on Flow-Through Shares

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation. The flow-through gross proceeds, less the qualified expenditures made to date, represent the funds received from flow-through share issuances that have not been spent.

On December 31, 2020, the Company issued 1,400,000 shares on a flow-through basis at $0.25 per share for proceeds of $350,000 and recognized a liability on flow-through shares of $70,000. At March 31, 2022, the Company had incurred the $350,000 in qualified expenditures.

On March 4, 2021, the Company issued 4,000,000 shares on a flow-through basis at $0.24 per share for proceeds of $960,000 and recognized a liability on flow-through shares of $160,000. At March 31, 2022, the Company had incurred the $184,753 in qualified expenditures.

On June 3, 2021, the Company issued 2,003,376 shares on a flow-through basis at $0.385 per share for proceeds of $771,300 and recognized a liability on flow-through shares of $100,169. At March 31, 2022, the Company had incurred the $771,300 in qualified expenditures.

During the year ended March 31, 2022, the Company incurred, in aggregate, $1,306,053 in qualified flow-through expenditures and recognized a recovery flow-through recovery of $200,961.

In total, at March 31, 2022, the Company is required to incur $775,247 of flow-through qualified expenditures.

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FIRST ENERGY METALS LIMITED

Notes to the Financial Statements

For the years ended March 31, 2022, 2021 and 2020

(Expressed in Canadian dollars)

13.	Subsequent Events

i)	On May 2, 2022, the Company closed a non-brokered private placement, consisting of 3,448,571 flow-through units (“FT Units”) priced at $0.245 per FT Unit and 2,750,000 non-flow through units (“NFT Units”) priced at $0.20 per NFT Unit for aggregate gross proceeds of $1,394,900. Each FT Unit consists of one flow-through common share and one-half of one common share purchase warrant (each a “Flow Through Warrant”). Each whole Flow Through Warrant entitles the holder to purchase one common share at a price of $0.45 for a period of two years from the issue date. Each NFT Unit consists of one non-flow-through common share and one non-flow-through common share purchase warrant. Each NFT warrant entitles the holder to purchase one common share at a price of $0.50 for a period of one year from the issue date. The Company also paid finder’s fees of $25,350 and issued 126,750 finder’s shares; and

ii)	On June 13, 2022, the Company entered into an option agreement to acquire a 100% interest in the North Spirit Lithium Property (the “North Spirit Agreement), covering approximately 2,480 hectares in Ontario.

Under the terms the North Spirit Agreement, the Company has the option to acquire a 100% interest in the property by completing the following option payments, common share issuances and exploration expenditures:

Due Dates	Option payments ($)	Issuance of First Energy common shares	Minimum exploration Expenditures ($)	Cumulative exploration expenditure ($)
On signing (not issued or incurred)	Nil	750,000	50,000	Nil
June 13, 2023	Nil	750,000	200,000	250,000
June 13, 2024	Nil	1,000,000	250,000	500,000
June 13, 2025	Nil	1,500,000	Nil	Nil

The property is subject to a 1.0% NSR royalty from any future production.

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